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On-demand, custom photos from top photographers

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Wefunder Portal LLC

> *Snapwire lets you purchase beautiful photos, shot just for you. Today's stock photos are corny, outdated, and expensive. With Snapwire, you can request specific subjects and our photographers will take the challenge to shoot the perfect photo. You then review their submissions and purchase just your favorite. The freedom and versatility is a win-win for customers and photographers—that's why we have over 300,000 photographers worldwide serving brands and ad agencies like Google and Saatchi.*



Chad Newell
CEO, SNAPWIRE

OUR AMBITION

Commercial photography is a $10 billion market, with 61% of revenue coming from commissioned work and 39% coming from stock photo libraries. Snapwire combines the best of both worlds, allowing customers to both browse our massive photo database and commission specific, one-time photos. We're scrapping the traditional photography model and bringing it to 2016. That's why our once competitors—Adobe and Getty Images—have already partnered with us to get on-demand photos from our community.

KEY FACTS

- 1800 clients worldwide such as LinkedIn, Scholastic, and Hertz
- Over 300,000 photographers in 180 countries
- 15K people sign up for Snapwire every single month
- Partners include Getty Images, Adobe and Google

https://snapwi.re

ART SOFTWARE TECH RETAIL MEDIA MOBILE ART APP

WHY I LIKE SNAPWIRE

> *This is going to be a big market. Smartphones and Instagram have democratized the photography market and Snapwire will be there to reap the rewards. I'm happy to be an investor.*



Mark Kingdon

ANGEL INVESTOR. FORMER CEO OF @LINDEN LAB (SECOND LIFE) AND @ORGANIC; ENTREPRENEUR IN RESIDENCE AT @IDEALAB! PARTNER AT @PWC.

Startup Snapwire to use SEC's new crowdfunding rules to raise capital
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Snapwire Review
October 13, 2015

Snapwire is well known in the mobile stock industry as Instagram-like agency that offers an on-demand service and a stock marketplace. This company is the brainchild of traditional stock veteran Chad Newell, and was inspired by Instagram's massive

Android photographers can sell photos on Snapwire via new native app
January 21, 2015

Snapwire, the stock photo agency with a focus on mobile photography and unique business model, has launched its app on Android. Downloadable from the Google Play Store and Amazon Appstore, the Snapwire app runs natively on either

How Your Instagram Photos Can Make You Money
October 20, 2014

So you've gotten pretty good at the art of mobile photography. You're killing it with natural lighting, and you probably use at least two editing apps before you even get to Instagram. As the hearts flood in within minutes of every post, you rightly start to

Snapwire Collaborates with Adobe to Feature New Creative SDK
October 1, 2014

Snapwire 's mission is to make photo selling 'human again,' which is why creative collaboration between image makers and the brands/companies that need those images is at the center of the photo sales platform's model.

Snapwire lets you make money off Instagram
August 7, 2014

In four years, Instagram has gone from having one million to over 150 million users. The app's reach as a platform for sharing photos is incredible, but for many, the value of what's posted maxes out at a number of likes. Many photographers with tens or

TECH NOW: Get paid for stuff you already do
July 27, 2014

Unless you're obnoxiously affluent, you could probably use a little bit of residual income - especially if you can make that extra cash without changing anything about your daily routine. Whether you're a thinker, a sharer or an aspiring photographer,

Your new photo studio awaits at Snapwire
July 18, 2014

Are you hoping to make some cash on your digital photography? Is your business looking for that perfect image for its next marketing campaign? Snapwire 2.0 is here. First launched in March, the Snapwire app allows buyers to post a request for

Make money with your photos
July 15, 2014

With the release of Snapwire 2.0 for iOS devices, mobile phone photographers have a chance to earn some money with their best photos, but it will take talent and skill to get noticed.

Photo marketplace Snapwire opens up to more photographers
July 9, 2014

Digital photography startup Snapwire might just be making stock photos sexy again - or at least, not as stock-y. Snapwire opened to the public in March with big promises for both photographers and brands. For the former, it promises the ability to set your


badservice

How Brands Are Using Your Best Instagram Shots For More Authentic Marketing
July 9, 2014

Patrick Grant is a Santa Barbara carpenter and hobbyist photographer who built an Instagram following with landscape photos taken on his iPhone during his travels. Through a friend, he was invited to be a beta tester for Snapwire, a startup focused

Snapwire Introduces Open Marketplace for Mobile Photographers and Expands Into Asia
July 9, 2014

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How a small stock photo startup plans to revolutionize the agency model
June 24, 2014

Five years ago, few would have predicted smartphones would turn the camera industry upside down, to the degree that it has today. Everyone knew that smartphones would eventually dominate over traditional cameras, but how quickly it

Turn your Instagrams into a business: Snapwire, a new mobile stock photo website, opens to public
April 18, 2014

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TODAY'S STOCK PHOTOS DON'T WORK

Finding the right stock photography is fragmented, expensive and time-consuming.

The stock photo industry uses mass archives of irrelevant, outdated, pre-shot photos. (We've all encountered that embarrassingly bad stock photo.) Right now, searching for the perfect authentic, modern photo is like finding a needle in a haystack: it's inefficient and sometimes impossible.

shutterstock

Outdated Images

flickr

Limited Library

gettyimages

Expensive Licenses

SNAPWIRE IS THE WIN-WIN SOLUTION

Photographers shoot exactly what you're looking for at a price you control.

On Snapwire, customers post creative requests and proven photographers respond with their best shots. Buyers get unique images that match their vision, and the winning photographers get paid. Anyone can buy or sell. We believe a more collaborative process means better photos, happier customers, and more photographers around the world.






PUBLIC
MARKET
CENTER
FARMERS



HOW IT WORKS

Customers can browse our marketplace or request specific images. Snapwire gives photographers and clients the freedom to capture the exact photo needed.


Snapwire


Adobe Creative Challenge
CLOSED 5209 2299
Adobe
CHALLENGE
Creative Cl...
$500

Request Specific Photos

Choose your deadline, set your budget, and describe your vision. After you submit a request, photographers around the globe will send you submissions.



Explore the Marketplace

Need a photo now? Customers can also peruse through our database of over 2.5 million photos and purchase the photo that works best for them.


PREMIUM & PURCHASED

Sell Your Own Photos

Anyone can earn from their photography. Pick and choose requests to fulfill or upload your photography directly to our library for purchase.


Requests
Highest Paying
Jacuzzi® Hot Tub Products
Luxury Rooms with Big Windows
Beautiful Interior with Windows

We Also Have a Mobile Apps for Photograhers and Clients On the Move

We've developed three seperate mobile apps for our users—two of which are directed specifically for photographers to upload and edit their photos. The apps are especially popular with our Instagram photographers who are shifting their portfolios from social media to Snapwire.

Our Mobile App Stats

7503
iOS Installs a Month

250
iOSNew Installs a Day

5104
Total Photos Purchased

WE HAVE 300,000 PHOTOGRAPHERS

Our growing library has earned us parnerships with Getty Images and Adobe.

Every month, over 200 million online publishers need 20+ photos and spend countless hours scrounging for the right imagery. This includes Freelance Designers, Creative Agencies and Fortune 500 compnies. We're the easiest, fastest way to get quality, professional photography.



Total Users Thru October: 305,423
Total Photos Uploaded Thu October: 2,571,669
3M
2.5M
2M
1.5M
1M
500K
0
300,000
250,000
200,000
150,000
100,000
50,000
0
2014
2015
2016
Total Users
Total Photos Available

15,000
New Users Sign Up Every Month

180
Countries With Our Photographers

OVER 1800 BRANDS WORLDWIDE USE SNAPWIRE

Some of the world's biggest brands use Snapwire to find the perfect photo.

WE'LL BECOME THE GO-TO-SHOP FOR PHOTO ASSIGNMENTS

We're now focusing on acquiring more big-brand clients, establishing strategic partnerships, and expanding our photo library.

I also need to find a place for this: At Snapwire, we are the fastest growing photo assignment platform. We work with the largest ad agencies looking to execute creative photo briefs, to the business looking to capture headshots of the executive team. Our future pay-by-shoot feature connects talented photographers of any specialty to the businesses and consumers looking to capture any event.

2009



New iPhone Camera

iPhone supports a large 3.15 MP camera on its latest release. Everyone's now a photographer with a camera in their pocket.

August 2012

Snapwire Is Born

Founder Chad Newell sees a huge opportunity for talented photographers on Instagram. Photographers have the chance to get the ultimate validation for their photos; when it sells—beyond likes & follows.

March 2013

Snapwire Beta Launch

Snapwire tests 1st version of a mobile photo focused website. Company doubles down on a need driven platform.

June 2014


Snapwire

Public Launch

Snapwire launches with 600 photographers on the platform. 1 month after launch, community hits 30k photographers.

September 2014

Snapwire Takes Off

Snapwire reaches 75K photographers in 50 countries. Company introduces points and leveling—gamification—for photographers.

November2014

Adobe

Market Validation

Company announces strategic partnership with Adobe. Photographers can now edit photos using Adobe's Photo editing tool. Snapwire has 1.7M sellable photos and over 1500 brands have used unique assignment model.

September 2015

gettyimages

Organic Growth

With over 2.5M sellable photos, Snapwire signs co-exclusive representation agreement with Getty Images. Photos can now be sold on the largest commercial image provider in the world.

January 2016

ZAGAT

Snapwire + Brands

Snapwire signs pilot with Google. Snapwire to shoot 1K restaurants for Zagat directory.

April 2016


Snapwire FX

Snapwire FX Presets

Snapwire announces the launch of SnapwireFX a lightroom preset marketplace for photographers.

October 2016

Snapwire Launches 1st Equity Crowdfunding Event

Snapwire is one of the earliest companies to raise over 340% of its initial funding target.

November 2016

Google launches over 2000 photo requests on platform

After a successful test pilot program with the Zagat Directory, Google directly engages with the company to source photos for over 4K points of interest around the globe.

LET'S DEMOCRATIZE BEAUTIFUL PHOTOGRAPHY

Everyone now has a camera in their pocket. Let's inspire them.


A Holiday Message

In the past, only wealthy investors and venture capitalists had the opportunity to buy shares in private companies like Google and Facebook before they went public. That changed. As of last year, the JOBS Act allows anyone to invest in private companies. In light of this, we're considering filing with the SEC to let our own photographers and buyers purchase shares in Snapwire.

What has driven Snapwire's success to date is our incredibly powerful creative community. I feel our platform pushes photography forward as an opportunistic art form, and as an industry as whole. We are now taking that collaboration to the next level by allowing you to invest in our community. We know that a lot of photographers and photo-buyers are fans of what we're doing and might like the idea of owning a stake in the company while we're still relatively small.

The initial funding has been amazing. So far we've received over 300% of our initial goals when we 1st started our efforts this year.

Shooting for success,

Chad Newell

FOUNDER



Chad Newell

CEO

Before Snapwire, Chad founded The Media Bakery, Imagestate PLC, and Getty Images' San Francisco Footage Division

AND THE REST OF THE TEAM



Ryan Dewane

Creative Director and Product

Ryan graduated from the University of Colorado Boulder where he focused on marketing and interned for several startups.



Lexi Lim

Design, Social & Community

Lexi studied Communication and Psychology at the University of California, Santa Barbara. She is a photographer herself and loves all things that bring people together creatively.

RAISED $2,056,000 FROM 18+ INVESTORS

Allen Morgan
Sherpa to startups & active angel investor. Managing Director, @iDEALAB! New Ventures Group.

Dave Morgan
Founder/CEO of at Simulmedia. Founder/CEO of at Tacoda. Founder/CEO of at Real Media.

Tom Glocer
CEO of Thomson Reuters

Brian Lee
CEO & Co-Founder at The Honest Company

David A. Steinberg
Founder at Zeta and InPhonic.

Arjun Sethi
Partner at Social Capital, formerly Growth at Yahoo, Co-Founder and CEO at MessageMe, CEO Lolapps.

MORE INVESTORS

DETAILS

– COLLAPSE ALL

What is snapwire?

Snapwire is a hybrid stock photography agency where we give a new generation of photographers the opportunity to sell their photos to the brands and businesses that they care about. A customer, who typically spends hours upon hours looking for a stock photo, can now use Snapwire to create a brief and describe what they're looking for and then broadcast that out to an army of over 300,000 photographers around the globe. Those photographers respond (many in real time) with their best shots by the required deadline.

Buyers then nominate their favorite shots, photographers earn points and then the purchase their favorites. Anything that is nominated by the buyer or identified by our team is deemed a quality image and it automatically becomes available in our marketplace, which is a growing stock photo library. Even though you, as the photographer, may not be chosen as the winner of a particular request, your work can migrate over to this growing library of 2.5 million photos for a chance to earn money in the future. Photos directly uploaded to a photographer's profile also become available for purchase as well. Everyone wins on Snapwire.

How is this different from using traditional stock photos?

It takes an excessive amount of time to find the right photo. As an image buyer, you are effectively limited you are able to find because of the vast volumes of photos on stock photo sites, and eventually, you often compromise and retrofit your creative vision into a 'canned look'. On Snapwire, you don't have to settle. You can request a custom photo that matches your brand story and have it delivered to right to you.

How does Snapwire work for the photographers?

When a photographer uploads hundreds of photos to a typical stock photo archive, they have to go through the ridiculous process of key-wording those photos, submitting them to a review, and then seeing most of the photos rejected. At Snapwire, we have an ethos of humanizing our photographers and their work. When you ask our roster of photographers for photos, you see who they are, where they are located, and what style they shoot. We pay photographers up to 70% when their photos sell on an assignment, and 50% when the photo sells in the stock photo library.

How does a buyer find the perfect image?

Snapwire meets image buyers at their behavior. We have a traditional search box where you can search our entire existing archive, or if you're looking for a custom photo, you can create a Photo Request or launch a Photo Challenge to harvest a photo you want. Buyers simply title their Request, set a price and deadline, and describe what the photo will be used for.

Where did the idea for Snapwire come from?

Our founding team has been in the stock photography game for almost two decades, starting at companies like Getty Images before they were even online. DSLR cameras made it possible for every photographer to become a professional photographer. We also founded a company in 2001 called Media Bakery, which is one of North America's largest independent aggregate stock photos sites. It's a boutique, but it has 10 million images and it's still in operation today.

In 2013, we waited for the iPhone 5s to come out. That was when the camera that everybody had in their pocket (the one on their phone), had the ability to produce high quality photos that could potentially be sold in traditional stock photo archives. At the same time, there was this massive influx of talented Instagram photographers maxing out on the number of like and followers. We thought to give them the ultimate validation when one of their photos sold commercially to a brand they cared about. That's how Snapwire started.

Tell us about Snapwire in its beta stage.

When Snapwire came out of beta in 2014, we were 60,000 photographers deep. We had to have enough high quality photographers so that customers received a successful, meaningful experience. We had to also make sure there were enough buyers on the platform to ensure photographers got to sell their photos. It was a carefully measured roll-out strategy to make sure Snapwire didn't tip one way or the other.

Public relations and marketing were critical. We built an early beta sign-up gauge and distributed that through a series of influencers in the Instagram community. We tried to create as much buzz as possible. We worked with highly influential photographers on Instagram with lots of followers. We strategically stayed in private beta to build this list of people who would distribute early invites to our iOS app and web app.

How successful have you been since launch?

The more high quality photographers we have over time, the more high quality content we'll be able to offer in our marketplace. We made it a goal to get to 175,000 photographers by January of 2015, and we did that. At the end of 2015 we wanted to get to at least 200,000 photographers, and we did that. Today we're at 300,000 registered photographers, and every day I think there are about 300 photographers who sign up and download our app.

How do you meet the needs of both high-end and low-budget image buyers?

We want authentic content that doesn't look like a canned stock photo. Even the highest, top of the triangle type clients, use stock photography. On the other end of the spectrum there' an opportunity for that Squarespace designer who thought he could never afford an assignment, and now he can launch a Snapwire request for $25. Alternatively, he can go to the marketplace and buy something that has already been shot.

How do you make money?

We keep a percentage of each transaction. In every quick flow, a photographer keeps 70%, Snapwire keeps 30%. For the marketplace,Snapwire keeps 50%, users 50%.

In other marketplaces like Getty or Shutterstock, photographers earn 17% and 23% respectively. When I sell a photo on Shutterstock, or Fotalia, or Adobe Stock, I get $1.60. On Snapwire, the average photographer pay out is in the $40 range per sale.

What is Snapwire's immediate plan and grand vision for the future?

My plan is to target the East Coast and start doing special acquisitions through a very traditional stock photo sale cycle.

We also have some unique, strategic partnerships developing. Getty Images uses Snapwire to source content for its archive. We have our own collection on Getty Images. It looks like Shutterstock will be doing the same thing with us. Agencies you think would be in competition with us are using Snapwire to build collections for their own agencies. That's another big strategic move for us.

We also want to give more tools to our photographers so they can upload photos to our platform in volume. The more high quality images we have on the platform, the more frequent successful searches we will have. That ultimately means more sales.

Who is your competition?

The largest incumbents are Getty Images, which owns iStock; Shutterstock, which owns Offset; and Adobe Stock, which is a new player to the game that recently acquired Fotolia. Those people are in a traditional marketplace library format. They won't necessarily get into the assignment model anytime soon, until we validate it . Their inventory is either sold on an a-la-carte basis or in a subscription basis and they continue to focus and double-down on that.

The other competition is this new generation of stock photo agencies, or user generated agencies. Those would be IM, 500px, and perhaps even Twenty20. Nobody's leading the space like Snapwire with assignments. I think with over 5,000 assignments launched on their platform in two years, we are the number one leading platform for a scalable assignment platform.

What does your software look like?

We have a web app for both photographers and buyers. Buyers use the web app to launch their request. Photographers use the web app to upload photos from the desktop or cloud, to answer those requests.

Then we have three mobile apps. We have two mobile apps that are exclusively for photographers. I think we're first in class on design when it comes to our mobile apps, and I think we will continue to be that way.

What key features do you still need to build?

When you're a platform builder, development must be agile. You work while you're listening to your customers, getting that feedback then do sprints. We practice sprints and agile scrambler flow at Snapwire. We're constantly building to create more features to service the buyers and the photographers. We have a new set of tools coming out for photographers that will help them sell their work and enhance their work as they sell it.

We have yet to look at monetizing our photographer community. I think there's a big opportunity to do that on Snapwire. On the buyer's side we launched through these creative briefs, and this extension of custom stock photography but it's quickly moving into localized content. I can see a path to servicing the demand for weddings and localized consumer based photography needs. I think that's going to be on the horizon in the future.

What's been one of your biggest challenges?

One of our early founding team members left the company very early in our life cycle. That was a huge blow—but instead of running around with our hair on fire, we were diligent about offloading the responsibility. We hit the ground running and picked it back up. Oftentimes, those huge events that seem so dangerous and detrimental are blessings in disguise. They force you to recover, rebound, and soon you realize the company is now in a stronger position.

Funding was also a challenge in 2015. The company's runway was short. If takes a bit of tenacity and insanity to make it work.

Why are you looking to raise money now?

We want our community to become invested in what we were doing. We have a strong community as it is. Why not let them participate in future rewards? Our users should be the ones to have the most return on their investment if possible. Snapwire's exit strategy could be anything from VC financing up to possible acquisition. We can make one of those two goals happen with the company. Our community who built this with us should participate in that reward.

Who are your founding team members?

Snapwire's been incubated inside the walls of Media Bakery which is a traditional stock photo agency, and a lot the developers who work on Snapwire are veterans in the space. The core team of Ryan, Dwayne, and I (Chad) do social marketing, Ryan does creative direction and relations and photographer relationships as well. These are people that have a strong grasp of the Instagram community. They're photographers by trade. They have great visual eyes as well as aesthetics for brand. Then there's me who has the most experience and knows the buyer relationships well.

What was your previous experience?

I have always been a stock photo junkie. After graduating college, I went to work for a company called the Image Bank, which was acquired by Getty Images as they brought all the stock photo industry online. In the early days, I was shipping transparencies to art directors via FedEx before stock photos lived on the web. Later, I worked at an agency called Adventure Photo and Film and help that business get acquired where I later became the chief operating officer of that business. In 2001, my wife and I started Media Bakery, which gave us the background and confidence to launch Snapwire.

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Snapwire is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

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Snapwire is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

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